UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EMMIS COMMUNICATIONS CORPORATION

(Name of Issuer)

6.25% Series A Cumulative Convertible Preferred Stock, $0.01 par value per share

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

291525202

291525103

(CUSIP Number)

Richard A. Denmon

Carlton Fields, P.A.

4221 W. Boy Scout Boulevard

Suite 1000

Tampa, FL 33607-5780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 291525202	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON DJD Group LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,810 — Preferred Stock (1) 187,416 — Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,810 — Preferred Stock (1) 187,416 — Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,810 — Preferred Stock (1) 187,416 — Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.17% — Preferred Stock (2) 0.55% — Common Stock (3)
14	TYPE OF REPORTING PERSON PN

1.	The 76,810 shares of 6.25% Series A Cumulative Convertible Preferred Stock of the Issuer (“Preferred Stock”) is convertible into approximately 187,416 shares of Class A Common Stock, par value $0.01 per share, of the Issuer (“Common Stock”). Until converted, the reporting person does not have any sole or shared voting or dispositive power over any shares of Common Stock.
2.	The calculation is based on 2,422,320 shares of Preferred Stock outstanding as of January 24, 2012 as disclosed in the Form 8-K filed by the Issuer on January 30, 2012.
3.	The calculation is based on 34,194,695 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 (which is based on (a) 34,007,279 shares outstanding as of January 4, 2012 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended November 30, 2011, filed on January 12, 2012, plus (b) the shares issuable to upon the conversion of the Reporting Person’s Preferred Stock).

SCHEDULE 13D

CUSIP No. 291525202	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Don DeFosset
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,810 — Preferred Stock (1) 187,416 — Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,810 — Preferred Stock (1) 187,416 — Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,810 — Preferred Stock (1) 187,416 — Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.17% — Preferred Stock (2) 0.55% — Common Stock (3)
14	TYPE OF REPORTING PERSON PN

1.	The 76,810 shares of 6.25% Series A Cumulative Convertible Preferred Stock of the Issuer (“Preferred Stock”) is convertible into approximately 187,416 shares of Class A Common Stock, par value $0.01 per share, of the Issuer (“Common Stock”). Until converted, the reporting person does not have any sole or shared voting or dispositive power over any shares of Common Stock.
2.	The calculation is based on 2,422,320 shares of Preferred Stock outstanding as of January 24, 2012 as disclosed in the Form 8-K filed by the Issuer on January 30, 2012.
3.	The calculation is based on 34,194,695 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 (which is based on (a) 34,007,279 shares outstanding as of January 4, 2012 as disclosed in the Issuer’s Form 10-Q for the quarterly period ended November 30, 2011, filed on January 12, 2012, plus (b) the shares issuable to upon the conversion of the Reporting Person’s Preferred Stock).

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed by DJD Group, LLLP, a Florida limited liability limited partnership (the “DJD Group”), and Don DeFosset, its general partner (the “General Partner” or “Mr. DeFosset”) (collectively, the “Reporting Persons”), and relates to shares of 6.25% Series A Cumulative Convertible Preferred Stock, $0.01 par value per share (“Preferred Stock”), and the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer” or the “Company”). The Schedule 13D filed on December 20, 2011 by the Reporting Persons is hereby amended and supplemented as set forth below in this Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed with the Securities and Exchange Commission, as amended.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On January 5, 2012, the Issuer filed a Schedule TO-1/A announcing that it had purchased 164,400 shares of Preferred Stock pursuant to its modified “Dutch auction” tender, which expired at 5:00 p.m., New York City time, on December 30, 2011. On January 30, 2012, the Issuer filed a Form 8-K (“January Form 8-K”) announcing that it had reacquired 25,700 shares of Preferred Stock from certain holders, which shares were thereupon cancelled and retired.

The Issuer also announced in its January Form 8-K that:

•	as a result of the completion of these purchases, it had 2,422,320 shares of Preferred Stock issued and outstanding and 452,680 shares of Preferred Stock authorized but unissued;

•

pursuant to the terms of total return swaps and voting agreements (“Swaps and Voting Agreements”) entered into with certain holders of Preferred Stock, the Issuer has the right to direct the vote of 1,484,679 outstanding shares (“Controlled Shares”) of Preferred Stock (representing approximately 61.3% of the outstanding shares of Preferred Stock); and

•

in the future, the Issuer may issue shares of Preferred Stock to a third party or third parties who may agree to vote their shares in accordance with the prior written instructions of the Issuer. Based on the Issuer’s Form 8-K filing, if the Issuer issues 390,604 of the 452,680 authorized but unissued shares of Preferred Stock under such voting arrangements, it will have the ability to direct the vote of more than 66 2/3% of its issued and outstanding shares of Preferred Stock.

The Issuer has disclosed in its Form 10-Q for the quarterly period ended November 30, 2011, filed on January 12, 2012, that it has taken the position that the Controlled Shares are considered extinguished for accounting purposes but are not retired for record purposes. On this basis, the Issuer is asserting that the Controlled Shares remain outstanding and are eligible to be voted and that the Issuer has the authority to direct the voting of the Controlled Shares under the terms of the Swaps and Voting Agreements.

On January 31, 2012, the Reporting Persons, and the other Locked-Up Holders entered into Amendment No. 1 and Extension to the Lock-Up Agreement (“Amended Lock-Up Agreement”) pursuant to which the parties agreed to extend the stated term of the agreement from January 31, 2012 to April 30, 2012. An additional party, First Derivative Traders, LP, joined the Lock-up Agreement and the Amended Lock-Up Agreement.

The description of the Amended Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Amended Lock-Up Agreement, a copy of which is filed herewith as Exhibit 1 hereto and is hereby incorporated herein by reference.

The Reporting Persons acquired and continue to hold the shares reported herein for investment purposes. The Reporting Persons may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding matters relevant to the Reporting Persons’ investment in the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may sell all or a portion of their shares, or may purchase additional securities

Page 4 of 7 Pages

of the Issuer, on the open market or in a private transaction, in each case to the extent permitted by the Lock-up Agreement. Except as described in this Schedule 13D, neither of the Reporting Persons has any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) change in the present board of directors or the management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Reporting Persons continually analyze and evaluate their investment in the Issuer and reserve the right to change their intentions with respect to any of the foregoing.

Item 5.	Interest in Securities of Issuer

Item 5 is hereby amended and supplemented as follows:

(a), (b), (c) The Reporting Persons have not effected any transactions in the Preferred Stock or the Common Stock subsequent to the filing of the initial Schedule 13D. However, as a result of the Issuer transactions described in Item 4 of this Schedule 13D, the 76,810 shares of Preferred Stock beneficially owned by the Reporting Persons represents approximately 3.17% of the outstanding shares of Preferred Stock of the Issuer (based on 2,422,320 shares of Preferred Stock as disclosed as outstanding in the January Form 8-K).

Because the Preferred Stock currently is convertible into shares of Class A Common Stock, the Reporting Persons also are deemed under Rule 13d-3(d)(1)(i)(B) of the Exchange Act to have beneficial ownership of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock. Each share of Preferred Stock currently is convertible in 2.44 shares of Class A Common Stock. Accordingly, as of the date of this Schedule 13D, the 76,810 shares of Preferred Stock beneficially owned by the Reporting Persons are convertible into approximately 187,416 shares of Class A Common Stock, representing 0.55% of the 34,194,695 shares of Class A Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act (based on based on (a) 34,007,279 shares outstanding as of January 4, 2012 as disclosed in the Issuer’s From 10-Q for the quarterly period ended November 30, 2011, filed on January 12, 2012, plus (b) the shares issuable to upon the conversion of the Reporting Person’s Preferred Stock).

As of the date hereof, none of the Reporting Persons owns any shares of Preferred Stock or Class A Common Stock, other than the shares reported in this Schedule 13D.

The information set forth or incorporated by reference in Items 4 and 6 is hereby incorporated herein by reference thereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Other than the Amended Lock-Up Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Page 5 of 7 Pages

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits:

1.	Amendment No. 1 and Extension to the Lock-Up Agreement, dated as of January 31, 2012, by and among Zazove Associates, LLC, Corre Opportunities Fund, L.P., Kevan A. Fight, First Derivative Traders, LP, and DJD Group, LLLP.

Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012	THE DJD GROUP, LLLP

	By:	/s/ Don DeFosset
Don DeFosset,
General Partner

DON DEFOSSET, Individually

	By:	/s/ Don DeFosset

Page 7 of 7 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Amendment No. 1 and Extension to the Lock-Up Agreement, dated as of January 31, 2012, by and among Zazove Associates, LLC, Corre Opportunities Fund, L.P., Kevan A. Fight, First Derivative Traders, LP, and DJD Group, LLLP.